SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ CLIVE BURNS
Clive Burns
Head of Group Secretariat

1 December 2010

INVESTOR CONFERENCE – ‘GROWTH AND CASH’

Prudential plc (“Prudential”) is today holding an investor conference in London. Group Chief Executive, Tidjane Thiam, will open the conference and his presentation will be followed by presentations from Prudential’s four business units: Prudential Corporation Asia (“PCA”); Jackson National Life Insurance Company (“Jackson”) in the US; Prudential UK and Europe (“UK”); and M&G.

In his presentation, Tidjane Thiam will outline new growth and profitability objectives for Asia and new cash remittance objectives.

Asia growth and profitability objectives*

•	To double the 2009 value of IFRS life and asset management pre-tax operating profit in 2013 (2009: £465 million)

•	To double the 2009 value of new business profits in 2013 (2009: £713 million)

Net cash remittance objectives*

•	Asia to deliver £300 million of net cash remittance to the Group in 2013 (2009: £40 million)

•	Jackson to deliver £200 million of net cash remittance to the Group in 2013 (2009: £39 million)

•	UK to deliver £350 million of net cash remittance to the Group in 2013 (2009: £284** million)

•

All business units to deliver cumulative net cash remittances of at least £3.8 billion over the period 2010 to end-2013. These net remittances are to be underpinned by a targeted level of cumulative underlying free surplus generation of £6.5bn over the same period (£1.5bn in 2010; and £5.0bn over 2011-13).

There will be no new information on current trading further to the Group’s third quarter interim management statement announced on 10 November 2010.

Commenting on the investor conference and new objectives, Tidjane Thiam said:

“Prudential aspires to be one of the winners in the post-financial crisis world, with all of our businesses performing strongly. Our strategy is sound and we continue to pursue it with the operating discipline that has delivered excellent results on all measures over a sustained period. Our value over volume approach ensures ongoing disciplined allocation of capital to the opportunities with the highest returns and shortest payback periods.

We delivered on our previous objective to double Asia new business profits between 2005 and 2009. I believe that the new objectives presented today are achievable given the Group’s proven strategy and the growth and profitability potential of our chosen markets.

The objectives for Asia reflect our belief that Asia will continue to offer the highest growth and highest return opportunities for a generation or more. Market conditions in Asia continue to be positive, with Asian economies performing strongly in spite of a challenging global environment. Our material and powerful presence in the most attractive markets across Asia underpins our confidence that we will continue to maximise the opportunities in the region.

These new objectives demonstrate that Prudential is uniquely positioned, delivering both rapid, profitable growth in emerging markets and generating strong cashflows.”

*	The objectives assume current exchange rates and a normalised economic environment consistent with the economic assumptions made by Prudential in calculating the EEV basis supplementary information for the half year ended 30 June 2010. They have been prepared using current solvency rules and do not prejudge the outcome of Solvency II, which remains uncertain.
**	Representing the underlying remittances excluding the £150m impact of pro-active financing techniques used to bring forward cash emergence of the in-force book during the financial crisis.

The presentations will be made available on Prudential’s corporate website over the course of the day.

Timetable (GMT)

1. Introduction, Growth and Cash	– Tidjane Thiam, Group Chief Executive – Nic Nicandrou, Chief Financial Officer	08:00

2. Asia

– Barry Stowe, Chief Executive, PCA

– Tony Wilkey, Chief Executive, Insurance, PCA

– Lilian Ng, Chief Operating Officer, Insurance, PCA

– Adrian O’Connor, Chief Financial Officer, PCA

– Graham Mason, Chief Executive, Fund Management, PCA

08:30

3. Lunch		12:15

4. Jackson	– Mike Wells, Vice Chairman and Chief Operating Officer, Jackson – Chad Myers, Senior Vice President, Asset Liability Management, Jackson	13:00

5. M&G	– Michael McLintock, Chief Executive, M&G – Grant Speirs, Group Finance Director, M&G – Will Nott, CEO, M&G Securities – Simon Pilcher, CEO, M&G Fixed Income	15:45

6. UK	– Rob Devey, Chief Executive, Prudential UK and Europe	16:30

7. Final Q&A	– Tidjane Thiam – Nic Nicandrou – Barry Stowe – Clark Manning – Mike Wells – Michael McLintock – Rob Devey	17:30

ENDS

Enquiries:

Media		Investors/Analysts
Edward Brewster	+44 (0)20 7548 3719	David Collins	+44 (0)20 7548 2871
Robin Tozer	+44 (0)20 7548 2776	Andrew Rowe	+44 (0)20 7548 3860

Notes to Editors:

About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world’s leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £309 billion in assets under management (as at 30 June 2010). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain “forward-looking statements” with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words “believes”, “intends”, “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

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